UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          SCIENCE DYNAMICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    808631105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JULY 21, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 808631105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    11,283,405 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,283,405 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,283,405 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    11,283,405 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,283,405 shares of Common Stock shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

---------------------
      * As of July 27, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Convertible Term Note, as amended, in the aggregate initial principal amount of $2,000,000, which is convertible into shares of common stock, par value $0.001 per share (the "Shares") of Science Dynamics Corporation., a Delaware corporation (the "Company"), at a conversion rate of $0.06 per share for the first $500,000 of principal amount converted and at a conversion rate of $0.10 per share for the remaining principal amount, subject to certain adjustments (the "Term Note"), (ii) warrants, as amended, to purchase up to 6,000,000 shares at an exercise price of $0.11 per share, subject to certain adjustments (the "February Warrants"), and (iii) warrants, as amended, to purchase up to 3,000,000 shares at an exercise price of $0.075, subject to certain adjustments (the "November Warrants"). Each of the Term Note, February Warrants and November Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 808631105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Laurus Capital Management, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    11,283,405 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,283,405 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,283,405 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    11,283,405 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,283,405 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

---------------------
      * As of July 27, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Convertible Term Note, as amended, in the aggregate initial principal amount of $2,000,000, which is convertible into shares of common stock, par value $0.001 per share (the "Shares") of Science Dynamics Corporation., a Delaware corporation (the "Company"), at a conversion rate of $0.06 per share for the first $500,000 of principal amount converted and at a conversion rate of $0.10 per share for the remaining principal amount, subject to certain adjustments (the "Term Note"), (ii) warrants, as amended, to purchase up to 6,000,000 shares at an exercise price of $0.11 per share, subject to certain adjustments (the "February Warrants"), and (iii) warrants, as amended, to purchase up to 3,000,000 shares at an exercise price of $0.075, subject to certain adjustments (the "November Warrants"). Each of the Term Note, February Warrants and November Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 808631105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    11,283,405 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,283,405 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,283,405 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    11,283,405 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,283,405 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

---------------------
      * As of July 27, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Convertible Term Note, as amended, in the aggregate initial principal amount of $2,000,000, which is convertible into shares of common stock, par value $0.001 per share (the "Shares") of Science Dynamics Corporation., a Delaware corporation (the "Company"), at a conversion rate of $0.06 per share for the first $500,000 of principal amount converted and at a conversion rate of $0.10 per share for the remaining principal amount, subject to certain adjustments (the "Term Note"), (ii) warrants, as amended, to purchase up to 6,000,000 shares at an exercise price of $0.11 per share, subject to certain adjustments (the "February Warrants"), and (iii) warrants, as amended, to purchase up to 3,000,000 shares at an exercise price of $0.075, subject to certain adjustments (the "November Warrants"). Each of the Term Note, February Warrants and November Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 808631105
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Eugene Grin

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    11,283,405 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,283,405 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           11,283,405 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    11,283,405 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,283,405 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

---------------------
      * As of July 27, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Convertible Term Note, as amended, in the aggregate initial principal amount of $2,000,000, which is convertible into shares of common stock, par value $0.001 per share (the "Shares") of Science Dynamics Corporation., a Delaware corporation (the "Company"), at a conversion rate of $0.06 per share for the first $500,000 of principal amount converted and at a conversion rate of $0.10 per share for the remaining principal amount, subject to certain adjustments (the "Term Note"), (ii) warrants, as amended, to purchase up to 6,000,000 shares at an exercise price of $0.11 per share, subject to certain adjustments (the "February Warrants"), and (iii) warrants, as amended, to purchase up to 3,000,000 shares at an exercise price of $0.075, subject to certain adjustments (the "November Warrants"). Each of the Term Note, February Warrants and November Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).        Name of Issuer:  SCIENCE DYNAMICS CORPORATION


Item 1(b).        Address of Issuer's Principal Executive Offices:
                  7150 N. Park Drive
                  Suite 500
                  Pennsauken, NJ 08109

Item 2(a).        Name of Person Filing:  Laurus Master Fund, Ltd.

                           This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).        Address of Principal Business Office or if none, Residence:
                  c/o Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, NY 10022

Item 2(c).        Citizenship:  Cayman Islands

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  808631105

Item 3.           Not Applicable

Item 4.           Ownership:


            (a)   Amount Beneficially Owned: 11,283,405 shares of Common Stock *

            (b)   Percent of Class: 9.99%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 11,283,405 shares of Common Stock *

                  (ii) shared power to vote or to direct the vote: 11,283,405 shares of Common Stock *

                  (iii) sole power to dispose or to direct the disposition of:
                        11,283,405 shares of Common Stock *

                  iv)   shared power to dispose or to direct the disposition of:
                        11,283,405 shares of Common Stock *

Item 5.           Ownership of Five Percent or Less of a Class:  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:  Not applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.           Identification and Classification of Members of the Group:
                  Not applicable

Item 9.           Notice of Dissolution of Group:  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



---------------------
      * As of July 27, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a Convertible Term Note, as amended, in the aggregate initial principal amount of $2,000,000, which is convertible into shares of common stock, par value $0.001 per share (the "Shares") of Science Dynamics Corporation., a Delaware corporation (the "Company"), at a conversion rate of $0.06 per share for the first $500,000 of principal amount converted and at a conversion rate of $0.10 per share for the remaining principal amount, subject to certain adjustments (the "Term Note"), (ii) warrants, as amended, to purchase up to 6,000,000 shares at an exercise price of $0.11 per share, subject to certain adjustments (the "February Warrants"), and (iii) warrants, as amended, to purchase up to 3,000,000 shares at an exercise price of $0.075, subject to certain adjustments (the "November Warrants"). Each of the Term Note, February Warrants and November Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     August 2, 2006
                                                     --------------
                                                     Date



                                                     /s/ David Grin
                                                     --------------
                                                     David Grin
                                                     Director

APPENDIX A


A.  Name:                           Laurus Capital Management, LLC, a Delaware
                                    limited liability company
    Business                        825 Third Avenue, 14th Floor
    Address:                        New York, New York 10022
    Place of Organization:          Delaware


B.  Name:                           David Grin
    Business                        825 Third Avenue, 14th Floor
    Address:                        New York, New York 10022

    Principal                       Director of Laurus Master Fund, Ltd.
    Occupation:                     Principal of Laurus Capital Management, LLC
    Citizenship:                    United States


C.  Name:                           Eugene Grin
    Business                        825 Third Avenue, 14th Floor
    Address:                        New York, New York 10022

    Principal                       Director of Laurus Master Fund, Ltd.
    Occupation:                     Principal of Laurus Capital Management, LLC
    Citizenship:                    Israel

Each of Laurus Capital Management, LLC, David Grin and Eugene Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    August 2, 2006


/s/ David Grin
-----------------------------------------
    David Grin, on his individual behalf
    August 2, 2006


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, on his individual behalf
    August 2, 2006